16003644

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 26 2016

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpina Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Jackson Street, Suite 101
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Soden, 303-242-5758
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Soden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpina Capital, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

JULIE WEIMAN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20024006296
MY COMMISSION EXPIRES APRIL 08, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
Alpina Capital, LLC

We have audited the accompanying statement of financial condition of Alpina Capital, LLC (the Company) as of December 31, 2015, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpina Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Alpina Capital, LLC's financial statements. The Supplemental Information is the responsibility of Alpina Capital, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 19, 2016

ALPINA CAPITAL, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash and Cash Equivalents	$	109,732
Accounts Receivable		384,600
Prepaid Expense		28,971
Furniture and Equipment, at Cost of $43,290		
Less Accumulated Depreciation of $39,951		3,249
Other Assets		13,330
Total Assets	$	539,882
Liabilities and Member's Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	950
Total Liabilities		950
Member's Equity		538,932
Total Liabilities and Member's Equity	$	539,882

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Operations
For the Year Ended December 31, 2015

Revenues		
Consulting Income	$	3,461,929
Interest Income		487
Total Revenues		3,462,416
Expenses		
Employee Compensation and Benefits		474,188
Occupancy		79,285
Other Operating Expenses		508,404
Total Expenses		1,061,877
Net Income	$	2,400,539

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

Balance - December 31, 2014	$	597,770
Net Income		2,400,539
Distributions to Members		(2,259,377)
Redemption of Membership Units		(200,000)
Balance - December 31, 2015	$	538,932

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2015

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities	
Net Income	$ 2,400,539
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation and Amortization	917
Increase in Accounts Receivable	(259,100)
Decrease in Prepaid Expenses	15,600
Increase in Accounts Payable and Accrued Expenses	950
Net Cash Provided by Operating Activities	2,158,906
Cash Flows from Investing Activities	
Purchases of Furniture and Equipment	(3,261)
Net Cash Used in Investing Activities	(3,261)
Cash Flows from Financing Activities	
Distributions to Members	(2,259,377)
Redemption of Membership Units	(200,000)
Net Cash Used in Financing Activities	(2,459,377)
Net Decrease in Cash and Cash Equivalents	(303,732)
Cash and Cash Equivalents - Beginning of Year	413,464
Cash and Cash Equivalents - End of Year	$ 109,732

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company
Alpina Capital, LLC (the Company) is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in transactions as they relate to the telecommunications industry.

Furniture and Equipment
Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Depreciation charged to operations amounted to $917 for the year ended December 31, 2015.

Income Taxes
The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

Revenue Recognition
Consulting fees are recognized at the time services are earned.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from Customers
Receivables are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2015, there was no allowance for doubtful accounts.

Note 2. New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. This guidance requires an entity to recognize revenue in an amount that reflects the consideration to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for public entities for annual periods, and interim periods within those annual periods, beginning

Note 2. New Accounting Pronouncements (Continued)

after December 15, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

Note 3. Concentration of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note 4. Commitments

The Company is the lessee of office space under operating leases that have various terms that extend through December 2015. Future minimum payments under those leases are as follows for December 31:

2016	$	40,059

Rent expense charged to operations totaled $79,285 for the year ended December 31, 2015.

Note 5. Major Customers

For the year ended December 31, 2015, approximately 92%, or $3,198,000, of the Company's consulting income came from five customers. Total accounts receivable balances due from these customers as of December 31, 2015 is $215,000.

Note 6. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions as of December 31, 2015.

Note 7. Simplified Employee Pension Plan

The Company offers a simplified employee pension plan for eligible employees. A SEP plan provides employers with a simplified method to make contributions toward their employees' retirement. Company contribution expense totaled $0 for the year ended December 31, 2015.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $108,782, which was $103,782 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.009 to 1 at December 31, 2015.

Note 9. Buyback Rights on Redemption Agreement

The Company has entered into an agreement with a former owner that he has the option to repurchase the Membership Units in the Company in two years for fifty percent of the Company's Cash Balance as of December 31, 2017.

Note 10. Evaluation of Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB ASC, the Company evaluated subsequent events through February 19, 2016, the date these financial statements were available to be issued. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

ALPINA CAPITAL, LLC
Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015

Net Capital		
Total Member's Equity	$	538,932
Deductions and/or Charges		
Property and Equipment		(3,249)
Accounts Receivable		(384,600)
Prepaid Expense		(28,971)
Other Assets		(13,330)
Net Capital Before Haircuts on Securities Positions		108,782
Haircuts on Securities		-
Net Capital	$	108,782
Aggregate Indebtedness	$	950
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	5,000
Excess of Net Capital	$	103,782
Excess Net Capital at 1000%	$	108,687
Ratio: Aggregate Indebtedness to Net Capital		0.009 to 1
Reconciliation with Company's Computation		
(Included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company's Part II FOCUS Report (as Amended)	$	108,782
Net Capital per Above	$	108,782

ALPINA CAPITAL, LLC
Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Alpina Capital, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2015, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Alpina Capital, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2015, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Alpina Capital, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2015, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

ALPINA CAPITAL

DENVER OFFICE
100 Jackson Street
Suite 101
Denver, CO 80206
303.242.5755 *main*
303.484.5180 *fax*

NEW ORLEANS OFFICE
1521 Washington Avenue
New Orleans, LA 70130
303.242.5755 *main*
303.484.5180 *fax*

www.alpinacapital.com

Alpina Capital, LLC Exemption Report
For the Year Ended December 31, 2015

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Scott Soden certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Alpina Capital, LLC:

1. Alpina Capital, LLC claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(i) throughout the most recent fiscal year. Broker/dealers operating under this exemption are prohibited from holding customer funds or securities, carrying margin accounts, owing money or securities to customers, and using the "Special Account for the Exclusive Benefit of Customers" to secure a loan.

   In order to qualify for this exemption, broker/dealers must establish and process customer transactions through an account at a bank or other financial institution. This account must be titled "Special Bank Account for the Exclusive Benefit of Customers of (name of broker/dealer). Broker/dealers are responsible for delivering customer securities to contra broker/dealers on settlement date and for distributing funds to customers through the "Special Account" upon delivery of the securities in good deliverable form by customer.

2. Alpina Capital, LLC met the above exemptive provisions throughout the most fiscal year without exception.

Scott Soden
Managing Partner

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board
Alpina Capital, LLC

We have reviewed management's statements, included in the accompanying Alpina Capital, LLC Exemption Report, in which (1) Alpina Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Alpina Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Alpina Capital, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Alpina Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alpina Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 19, 2016

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board
Alpina Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Alpina Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Alpina Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Alpina Capital, LLC's management is responsible for Alpina Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 19, 2016

ALPINA CAPITAL, LLC

Audit of Financial Statements

December 31, 2015